Room 4561

August 9, 2006

Mr. Walter K. Weisel
Chairman of the Board
Innova Holdings, Inc.
17105 San Carlos Boulevard, Suite A6151
Fort Myers, Florida 33931

Re: **Innova Holdings, Inc.**
       Revised Preliminary Proxy Statement on Schedule 14A filed July 31, 2006
       File No. 0-33231

Dear Mr. Weisel:

We have conducted a limited review of your revised preliminary proxy statement and response letter filed July 31, 2006 and have the following comments.

Revised Preliminary Information Statement on Schedule 14C

1.   When filing your revised preliminary proxy statement, please ensure that a copy marked to reflect changes in the revised document is also filed. The marked copy assists us in our review of your filing. Please see Rule 14a-6(h) under the Exchange Act for additional guidance.

The Board of Directors and Corporate Governance, page 7

2.   We note your response to comment 1 of our letter dated July 25, 2006 and your statement that the board of directors performs functions equivalent to an audit committee and the responsibilities set forth in Item 306 of Regulation S-B. In this respect, it appears that disclosure pursuant to Item 306(a) may be required. Please also see Section 3(a)(58) of the Exchange Act for additional guidance. Please revise or otherwise advise.

Executive Compensation and Related Matters

3.   It does not appear that disclosure pursuant to Item 402(d) of Regulation S-B has been provided. Please revise or otherwise advise.

2005 and 2004 Stock Option Plans, page 9

4.   Please clarify your disclosure in the first paragraph of this discussion by specifically identifying the option plans to which you are referring.

Proposal 2, page 16

5.   We note your revised disclosure regarding the private placement with Cornell Capital. Please provide an illustrative chart indicating the effect of the proposed reverse stock split ratios on the number of shares currently outstanding, reserved for issuance and available for issuance. Please also have such chart reflect the effect of the private placement with Cornell Capital on your post-split capitalization.

6.   We note that the current disclosure states that the board of directors is recommending the reverse stock split because the company requires additional authorized but unissued shares of common stock. Please revise your disclosure to specifically discuss whether your recent private placement with Cornell Capital contributed to the board's decision to undertake a reverse stock split. We note that the number of shares currently available for issuance is not sufficient to address the convertible securities that were sold in your recent private placement. Accordingly, it appears that the private placement with Cornell Capital factored into the determination to pursue a reverse stock split.

Proposal 3, page 22

7.   Your current disclosure addresses your 2005 stock option plan generally. Please revise to specifically discuss the changes in as well as the reasons for the amended and restated 2005 stock option plan.

8.   Please advise whether any options have been or are specifically planned to be granted pursuant to your amended and restated 2005 stock option plan. If options have been granted or are specifically planned to be granted in respect of the increase in shares subject to the amended and restated 2005 stock option plan, it appears that additional disclosure pursuant to Item 10(b) of Schedule 14A is necessary. Please advise and revise as appropriate.

*   *   *   *

        As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Eric A. Pinero
        Sichenzia Ross Friedman Ference LLP
        Telephone: (212) 930-9700
        Facsimile: (212) 930-9725